[First Citizens BancShares, Inc. Letterhead]

December 21, 2020

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Stickel

Re:	First Citizens BancShares, Inc.
Registration Statement on Form S-4
File No. 333-250131 Request for Acceleration

Dear Mr. Stickel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First Citizens BancShares, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-250131), so that it may be declared effective at 4:00 p.m., Eastern Time, on Wednesday, December 23, 2020, or as soon thereafter as is practicable.

Please contact Gerald F. Roach of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. via telephone at (919) 821-6668 or via e-mail at groach@smithlaw.com with any questions you may have. In addition, please notify Mr. Roach when this request for acceleration has been granted.

Sincerely,

/s/ Elizabeth Ostendorf
Name:	Elizabeth Ostendorf
Title:	Assistant Vice President & Director, Legal Department

cc:	Gerald F. Roach
Jason L. Martinez
(Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.)